UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

PUBLICLY-HELD COMPANY

TELEMAR NORTE LESTE S.A.

Corporate Taxpayers’ Registry No. (CNPJ/MF) 33.000.118/0001-79

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Telemar Norte Leste S.A (“TMAR” or “Company”), a subsidiary of Tele Norte Leste Participações S.A (“TNL”), hereby discloses to the market that in connection with the future acquisition of the indirect control of Brasil Telecom Participações S.A and Brasil Telecom S.A., and other transactions referred to in the Relevant Fact disclosed by the Company on April 25, 2008, TMAR has issued promissory notes in Brazil, governed by Brazilian law, in the aggregate amount of R$3.6 billion. This issuance was arranged by Banco Itaú BBA S.A. (lead arranger), Banco Santander S.A., Banco Bradesco BBI S.A. and Banco ABN AMRO Real S.A. The co-managers (coordenadores contratados) were Banco Safra de Investimento S.A., ING Bank N.V., Banco do Nordeste do Brasil S.A., Banco Alfa de Investimento S.A. and Banco de Tokyo-Mitsubishi UFJ Brasil S.A. A single tranche of 144 promissory notes, each in the amount of R$25 million were issued. The promissory notes each have a term of two years and bear interest at the rate of the Interbank Deposit Certificate (Certificado de Depósito Interbancário – CDI) plus 1.60% per annum.

Rio de Janeiro, August 15, 2008.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

José Luís Magalhães Salazar

Investor Relations Officer